FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of April 2005

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On April 4, 2005 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Title: President & CEO

Date: April 4th, 2005

Exhibit 1

Compugen Appoints Vice President, Computational Life Science Research and Development

Tel Aviv, ISRAEL, April 4, 2005 - Compugen Ltd. (Nasdaq: CGEN) announced today the appointment of Eran Aharonson, as Vice President, Computational Life Science Research and Development.  In this position, Aharonson will lead Compugen`s Computational Life Science (CLS) R&D and IT teams with direct management responsibility for all computational biology activities including enhancement of drug and diagnostics discovery engines, new technology development, and support of Compugen`s external alliances. In addition, as a member of the Company`s senior management team, he will be a key participant in further development and implementation of Compugen`s strategy and corporate development activities. Aharonson will report to the Company`s Chief Executive Officer.

"Eran`s qualifications and background highly fit Compugen`s multidisciplinary research and development culture since he brings with him many years of managerial and technical experience in the field of speech and handwriting recognition, which requires combining mathematics and computational technologies with the very different field of linguistics. His years of very successful management experience combined with demonstrated technical expertise in the development of state-of-the-art computational technologies, will strongly complement our existing and future infrastructure and provide value to our discovery of therapeutic and diagnostic product candidates," stated Mor Amitai, Ph.D., President and Chief Executive Officer of Compugen.

Aharonson added, "I am excited with the opportunity to join Compugen and become an integral part of this impressive team. I believe that Compugen`s unique approach to drug and diagnostic discovery that is based on the integration of advanced mathematics and computational technologies with biology holds an enormous promise, and I look forward to becoming a part of the Company`s future success."

Aharonson joins Compugen from Advanced Recognition Technologies Inc. (ART) headquartered in Tel-Aviv, Israel, where he served for twelve years, most recently as Chief Executive Officer.  In addition, Aharonson held various positions at ART including President, Vice President for Research and Development, and other positions. Earlier in his career, Aharonson worked for the IBM Scientific Research Center in Haifa, Israel and served in the Israel Defense Forces where he commanded a technical unit. Aharonson holds Master`s and Bachelor's Degrees in Computer Science from the Technion (Israel Institute of Technology).

About Compugen

Compugen is a drug and diagnostic discovery company incorporating ideas and methods from mathematics, computer science, and physics into biology, chemistry and medicine. The Company`s powerful predictive models and discovery engines are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Pfizer. Compugen has established a small-molecule drug discovery affiliate - Keddem Bioscience, and an agricultural biotechnology affiliate - Evogene. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

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